July 19, 2005

Kate Tillan
Assistant Chief Accountant/ Mail Stop 03-06
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0306

VIA EDGAR

Re: Utah Medical Products, Inc.
File No. 001-12575
Confidential Treatment Request - Correspondence dated July 19, 2005

Dear Ms. Tillan:

UTMD respectfully requests that the portion identified below of our response to SEC comments dated June 15, 2005 be afforded confidential treatment under SEC Rule 83 (17 CFR 200.83). We request that the redacted portions of our response not be disclosed publicly, including in response to a request under the Freedom of Information Act.

We have prepared the attached correspondence in compliance with rules relating to confidential treatment requests. The portion redacted is:

o	UTMD’s response to Item 6, starting on line 103 of page UTSD 0003.

We are separately mailing to your attention an un-redacted hard copy of our response, highlighting the portions that have been redacted.

We appreciate your help in this important matter. Please contact me at 801-569-4015 if you are not able to comply with this request for any reason, or if you have questions.

Sincerely,

/s/ Greg A. LeClaire

Greg A. LeClaire

CFO

UTSD 0001	Confidential Treatment Requested by Greg A. LeClaire

3      July 19, 2005

4
5      Kate Tillan
6      Assistant Chief Accountant/ Mail Stop 6010
7      Division of Corporation Finance
8      U.S. Securities and Exchange Commission
9      Washington, D.C. 20549-6010
10
11    VIA EDGAR
12

13    Re: Utah Medical Products, Inc.
14    Form 10-K for the fiscal year ended December 31, 2004
15    Filed March 16, 2005
16    Form 10-Q for the Fiscal Quarter Ended March 31, 2005
17    Forms 8-K dated April 19, 2005, April 20, 2005 and May 6, 2005
18    File No. 001-12575
19

20    Dear Ms. Tillan:

21    This letter is UTMD’s detailed response to SEC comments dated June 15, 2005, which will also be filed on
22    EDGAR as private correspondence with the SEC. For ease of reference in the following, I have incorporated
23    the June 15, 2005 comments in italics followed by UTMD’s responses.

24    Draft Form 10-K/A for the Fiscal Year Ended December 31, 2004

25    Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

26    Critical Accounting Policies and Estimates, page 23

27 1. 28 29
Please refer to prior comment 7. We note that your critical accounting policies include an inventory valuation reserve. Please tell us and revise your filing to discuss the following information related to this policy:

30	•	Include information regarding how you arrive at these estimates;

31	•	Discuss how accurate the estimates or assumptions have been in the past;

32	•	Discuss whether the estimates or assumptions are reasonably likely to change in the future

33    UTMD Response to Item 1.:

34    Please refer to the first sentence of the last paragraph on page 23 of the Draft 10-K/A which states how UTMD
35    arrived at its estimates; “Management bases its estimates and judgments on historical experience, current
36    economic and industry conditions and on various other factors that are believed to be reasonable under the
37    circumstances.” UTMD has also added the following disclosure to its Draft 10-K/A, “The Company believes
38    its method of reviewing actual and projected demand for its existing inventory allows it to arrive at a fair
39    inventory valuation reserve.”
40

41 42 43 44 45	•
Since UTMD’s estimates have been accurate in the past, the following disclosure has been added to
UTMD’s Draft 10-K/A “While the Company has historically not had significant inventory write-offs, the possibility exists that one or more of its products may become unexpectedly obsolete for which a reserve has not previously been created. The Company’s historical write-offs have not been materially different from its estimates.”

UTSD 0002	Confidential Treatment Requested by Greg A. LeClaire

48    Item 9A. Disclosure Controls and Procedures, page 25

49 50 51 52	2.
Please refer to prior comment 8. The definition of disclosure controls and procedures is included in
Rule 13a-15(e) of the Exchange Act. The definition of internal controls over financial reporting is included in Rule 13-a-15(f) of the Exchange Act. Please revise your filing to include the correct reference to internal controls over financial reporting and disclosure controls and procedures.

53    UTMD Response to Item 2.:

54    UTMD has adjusted its draft 10-K/A to reflect the correct reference.

55

56 57	3.
We note that you did not include the certifications within this draft amendment that were previously filed as
Exhibit 16 and 17 in your Form 10-K. Please include these certifications with your amended Form 10-K.

58    UTMD Response to Item 3.:

59    Exhibits 16 and 17 are included in UTMD’s draft 10-K/A but were apparently not received by you. UTMD will
60    be sure to include in its final amended filing.

61

62    Consolidated Financial Statements, page F-1

63    Consolidated Balance Sheet, page F-7

64 65 66 67 68 69 70	4.
Please refer to prior comment 13. Please present the carrying value of your goodwill and do not show the accumulated amortization related to your goodwill that was previously recognized prior to the adoption of SFAS 142. See paragraph 43 and Appendix C of SFAS 142. Please also tell us and disclose whether or not you perform a two-step impairment test of goodwill pursuant to paragraphs 18-41 of
SFAS 142. We note that your response only addresses paragraphs 23-25 of SFAS 142. Please tell us and disclose when you perform your annual testing and revise your footnotes to include your accounting policy associated with testing goodwill.

71    UTMD Response to Item 4.:

72    UTMD has made the requested corrections in the draft 10-K/A.

73

74 75	5.	Please refer to prior comment 11. Please tell us and revise your filing to address the following related to your revenue recognition policy:

76 77	•	Describe how your revenue recognition policy considers whether persuasive evidence of an arrangement exists and the selling price to the buyer is fixed or determinable.

78 79 80 81	•
Tell us the nature and signification terms of the arrangements with distributors, including any post shipment obligations, acceptance provisions and return provisions that may exist and how you account for such obligations. Please tell us why it is appropriate to recognize revenue upon shipment rather than resale to the ultimate customer.

82    UTMD Response to Item 5.:

83    The following has been added to UTMD’s draft 10-K/A: “Revenue recognized by UTMD is based upon
84    documented arrangements and fixed contracts in which the selling price is fixed prior to completion of an
85    order.”

86    UTMD recognizes revenue upon shipment to distributors as this is when title of the product is transferred.
87    UTMD does not sell on consignment basis through distributors. Distributors do not have at-will return
88    privileges. UTMD maintains a relatively small sales return allowance to account for the possible, yet remote
89    chance, of non-resaleable returns.

UTSD 0003	Confidential Treatment Requested by Greg A. LeClaire

91 92 93 94 95 96 97 98 99 100	6.
Please refer to comment 11(d). We do not agree that a sale with shipping terms of FOB Destination is the same as a sale for which revenue recognition is appropriate due to meeting all of the criteria to record revenue based upon a bill and hold basis. For example, for a bill and hold sale, you would continue to hold the product because the buyer, and not you, requested that due to a substantial business purpose of the buyer they need to order the goods on a bill and hold basis. Please revise your financial statements for each period presented to properly consider when title transfers in your recognition of revenue for transactions where the shipping terms are FOB destination, or tell us why it is appropriate to continue to record these sales upon shipment under U.S. GAAP, including SAB Topic
13. Tell us the amount of revenue recognized in each period including the latest interim period upon shipment for transactions where the shipping terms are FOB destination.

101

102    UTMD Response to Item 6.:

103    [********UTMD’s response to Item 6 is redacted********]

104

105 106 107	7.
Please refer to prior comment 11(f). Please revise the notes to the consolidated financial statements to include the amount of revenues from your external customers for each product and service or each group of similar products and services unless it is impracticable to do so. Refer to paragraph 37 of SFAS 131.

108    UTMD Response to Item 7.:

109    UTMD has added “Revenues by Product Category” to its notes in its draft 10-K/A.

110

111    Note 3 Investments, page F-16

112 113 114 115 116 117	8.
Please refer to prior comment 14. We note your revised disclosure consists of the aggregate fair value of your securities, classified as available-for-sale as well as the gross unrealized gains or losses for your equity securities. We also note your revised disclosure consists of the contractual maturities related to your debt securities. Please tell us and revise your filing to clarify the type of securities that comprise your investment balance as of December 31, 2003 and 2004. Please explain to us why you do not have any unrealized gains or losses related to your debt securities.

118    UTMD Response to Item 8:

119    UTMD held municipal debt securities, and has modified its draft 10-K/A to disclose as such. UTMD’s debt
120    securities are held through equivalent mutual fund brokerage offerings which pay interest in interim periods.
121    The carrying values of these securities have not changed since acquisition which is why UTMD has not
122    reported any unrealized gains or losses on its debt securities.

123
124 125 126 127 128	9.
Please refer to prior comment 14. We note that you use the first-in first out method to calculate your realized gains for the sale of securities. We also note your disclosure on page F-12 that you use the specific identification method to determine your realized gains and losses related to the sale of your securities. Please revise your filing to clarify the method that use to calculate your realized gains and losses related to the sales of your available-for-sale securities.

129

130    UTMD Response to Item 9.:

131    UTMD has revised its drafted 10-K/A to clarify the method used.

132

133    Note 6. Commitments and Contingencies, page F-18

134	10.	Please refer to prior comment 12. Please respond to the following:

135 136 137	•
Please revise to disclose the nature of the contingency associated with the FDA, as well as an estimate of the possible loss or range of loss or state that such an estimate cannot be made.
Refer to paragraph 10 of SFAS 5.

UTSD 0004	Confidential Treatment Requested by Greg A. LeClaire

138 139 140 141	•
We note that created a litigation cost reserve for costs that will be incurred through June
2005 associated with the FDA litigation . Revise your filing to disclose the amount of the reserve that you created as well as to clarify the nature of the reserve that you have created for this litigation. Discuss why the costs only address the period through June 2005.

142 143 144	•
Your policy to record a general reserve in case a lawsuit is filed using your previous long-
term experience does not appear to comply with SFAS 5. Please revise or tell us in more detail why this policy is appropriate under U.S. GAAP.

145    UTMD Response to Item 10.:

146    The nature of the contingency associated with the FDA is an estimate of litigation expenses required through
147    June 2005. There is no contingency regarding possible losses because such an estimate cannot be made.

148    UTMD has revised Note 6 to identify that based on input from legal counsel at the time the original 10-K was
149    issued, UTMD believed that the FDA case would be resolved by the end of June 2005.

150    In reference to UTMD’s response to prior comment 12, “The actual litigation expenses for product liability and
151    other legal costs associated with the normal course of business have been immaterial to financial results. The
152    amount accrued related to continuing operations in 2004 was $100,000. The Company recognizes this ongoing
153    accrual to its litigation reserve that is included as part of G&A expenses, which is part of Operating Expenses.
154    This litigation expense accrual related to continuing operations is set annually by the board of directors based
155    on a risk assessment and actuarial data. As supplemental information for SEC consideration, the company has
156    defended four product liability lawsuits at a cumulative total litigation cost of $160,000 over the last twelve
157    years, which is less than $20,000 per year or about $40,000 per lawsuit, on the average. All four cases were
158    from the same product family, which suggests that all other UTMD products have negligible product liability
159    risk, based on no product liability lawsuits for the last twelve years. Excluding the Tyco patent infringement
160    litigation expenses and FDA litigation expenses, all other litigation-related expenses have averaged less than
161    $50,000 per year for the last five years.” Despite being immaterial to financial results, as demonstrated by
162    actual last 12-year’s history, UTMD’s normal operating litigation expenses are probable and can be estimated.
163    Therefore UTMD believes it is in compliance with SFAS 5. We refer to paragraph 38 of SFAS 5 which
164    substantiates UTMD’s position on unasserted claims.

165    Note 13. Extraordinary Items, page F-23

166 167 168 169 170 171 172 173 174 175 176	11.
Please refer to prior comment 15. From your response it appears that your patent infringement settlement with Tyco/Kendall and costs of litigation with FDA reflect a normal risk or operating a business and do not meet the criteria of paragraphs 19-24 of APB 30 for recognizing these litigation settlements and costs as extraordinary items. Typically, litigation settlement will not meet the definition of extraordinary items since most of these settlement and claims arise out of product liability or antitrust suits that reflect a normal risk of operating a business. Types of litigation settlements that may meet the criteria to be treated as extraordinary would be truly unusual and unrelated to operations or the normal operating environment. For example, a claim relating to a class action suit resulting from a tender offer for a company’s stock may meet the criteria for extraordinary treatment depending on the specific facts and circumstances. Please amend your filing to comply with APB 30.
Revise Item 6 and MD&A accordingly.

177

178    UTMD Response to Item 11:

179    UTMD has revised its draft 10-K/A and Form 10-Q for the Quarter Ended March 31, 2005 to reclassify its
180    previously disclosed extraordinary items.

181

182 183 184 185 186	12.
Please refer to prior comment 15. We note that you recorded $1,337,000 in 2003 for anticipated additional litigation related to the Tyco/Kendall settlement. Please explain to us the measurement and timing of these costs and revise to disclose your accounting policy. That is, if you accrue legal costs related to litigation instead of expensing these costs as incurred, then you should disclose that policy in the notes to your financial statements and ensure that your policy is consistent for all litigation and periods presented.

UTSD 0005	Confidential Treatment Requested by Greg A. LeClaire

187    UTMD Response to Item 12.:

188    In late 2003, UTMD was near the end of its patent infringement lawsuit with Tyco/Kendall. These costs were
189    recorded as UTMD was in the process of further legal action against Tyco/Kendall for shipping product after
190    the jury rendered its verdict of infringement but before the Appellate Court upheld the District Court’s ensuing
191    judgment. The measurement of these costs was based on UTMD’s actual costs to litigate its primary lawsuit
192    against Tyco/Kendall. Because UTMD accrues legal costs related to probable litigation for which it can
193    reasonably estimate the costs we have revised Note 6 accordingly.

194

195    Forms 8-K dated April 19, 2005 and April 20, 2005

196    Exhibit 99.1

197 198 199 200	13.
Please refer to prior comment 16. Since you have chosen to present a non-GAAP financial measure related to your income tax provision rate within your press releases filed under 2.02 of Form 8-K, please revise future filings to address the following matters and provide us with your proposed revised disclosures:

201 202 203 204 205 206 207	•
Please present the most directly comparable financial measure calculated and presented in accordance with GAAP; and a reconciliation, by schedule or other clearly understandable method, which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph (a)(1) of Item 100 of Regulation G.

208 209 210 211 212 213 214	•
Please include an enhanced discussion, in sufficient detail related to the following: The substantive reasons why management believes this non-GAAP measure provides useful information to investors; the specific manner in which management uses this non-GAAP measure to conduct or evaluate its business; the economic substance behind management’s decision to use each measure; and the material limitations associated with the use of this non-
GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

215 216	Refer to paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

217    UTMD Response to Item 13.:

218    UTMD does not intend to present non-GAAP information in future filings.

219

220    Form 8-K dated May 6, 2006

221 222	14.	We note that you accelerated your stock options to employees, officers, and directors. Explain to us how you considered Question 10 of FIN 44 in your accounting for the acceleration of these options.

223

224    UTMD Response to Item 14.:

225    UTMD determined it will have no accounting consequences as a result of this acceleration of stock option
226    vesting. Vesting acceleration was the only change to these options; there were no changes to the exercise
227    prices. Further, since UTMD currently accounts for stock options under the recognition and measurement
228    principles of APB Opinion 25, including the disclosure-only provisions of the original SFAS 123, no
229    compensation cost from issuing equity instruments has been or is currently required to be recognized in the
230    Company’s financial statements.

231    Representations

232 233 234 235	15.
We note your statement that “UTMD understands that, in the event of a subsequent enforcement proceeding, the Company cannot assert that SEC staff have agreed with its amendments.” Please note that you many not change, qualify or condition the requested representation in this manner. Please provide all three acknowledgements in the form previously requested.

UTSD 0006	Confidential Treatment Requested by Greg A. LeClaire

236    UTMD Response to Item 15.:

237    We have acknowledged the first two bullet points in the form provided. Under review and advice from legal
238    counsel, we believe your purpose for the third bullet point is for UTMD to concede that it cannot assert that
239    SEC has agreed with its disclosure revisions in an enforcement proceeding. We provided a qualified
240    acknowledgement for the third bullet point accordingly. We do, however, believe that SEC’s comments could
241    be material to UTMD’s defense in an enforcement proceeding, and therefore cannot acknowledge the third
242    bullet point as written.

243

244    I trust that UTMD’s responses are now complete to the satisfaction of the SEC. Thank you for your review and
245    assistance.

247    Sincerely,

248 249 250	/s/ Greg A. LeClaire Greg A. LeClaire Chief Financial Officer	/s/ Kevin L. Cornwell Kevin L. Cornwell Chairman & CEO